UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)

                           TF Financial Corporation
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  872 391 107
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               October 15, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

   Check the following box if a fee is being paid with the statement [   ].


                              Page 1 of 9 Pages

                                SCHEDULE 13D


CUSIP NO. 872 391 107                                     PAGE 2  OF 9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                250,000
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   250,000
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
14  TYPE OF REPORTING PERSON

         CO

                                SCHEDULE 13D


CUSIP NO. 872 391 107                                     PAGE 3 OF  9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James J. Cramer

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                     7   SOLE VOTING POWER

    NUMBER OF                    -0-
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH              250,000
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                       -0-
                    10   SHARED DISPOSITIVE POWER

                             250,000
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
14  TYPE OF REPORTING PERSON

         IN

                                SCHEDULE 13D


CUSIP NO. 872 391 107                                     PAGE 4 OF  9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Karen L. Cramer

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
                     7   SOLE VOTING POWER

    NUMBER OF                    -0-
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH              250,000
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                       -0-
                    10   SHARED DISPOSITIVE POWER

                             250,000
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
14  TYPE OF REPORTING PERSON

         IN

                                SCHEDULE 13D


CUSIP NO. 872 391 107                                     PAGE 5  OF  9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cramer Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                250,000
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   250,000
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
14  TYPE OF REPORTING PERSON

         PN

                                SCHEDULE 13D


CUSIP NO. 872 391 107                                     PAGE 6  OF  9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     7   SOLE VOTING POWER

    NUMBER OF                250,000
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  -0-
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   250,000
                    10   SHARED DISPOSITIVE POWER

                                 -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
14  TYPE OF REPORTING PERSON

         CO

CUSIP NO. 872 391 107                                           PAGE 7  OF 9


ITEM 1.   SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated October 5, 1994, as amended by Amendment No. 1, dated November 7, 1994, as amended by Amendment No. 2, dated December 21, 1994, as amended by Amendment No. 3, dated February 8, 1996, as amended by Amendment No. 4, dated March 1, 1996 as amended by Amendment No. 5, dated March 7, 1996, as amended by Amendment No. 6, dated April 17, 1996 as amended by Amendment No. 7, dated July 15, 1996, as amended by Amendment No. 8, dated August 14, 1996 and as amended by Amendment No. 9, dated August 28, 1996 (the "Statement") filed by the undersigned relating to the Common Stock, par value $0.10 per share of TF Financial Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

          The 250,000 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $3,097,988.00.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a)   This statement on Schedule 13D relates to 250,000
                Shares beneficially owned by the Reporting Persons, which constitute approximately 5.8% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 250,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 250,000 Shares.

          (c) Since the last filing, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto and incorporated by reference herein. All of such sales were made on the open market.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item 6 of the Statement is amended by (i) deleting on the second line the number "300,000" and replacing it with the number "250,000".

CUSIP NO. 872 391 107                                           PAGE 8 OF 9


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1996


                            J.J. CRAMER & CO.


                            By: /s/JAMES J. CRAMER
                                Name:  James J. Cramer
                                Title: President

                            /s/JAMES J. CRAMER
                            James J. Cramer


                            /s/KAREN L. CRAMER
                            Karen L. Cramer


                            CRAMER PARTNERS, L.P.

                            By: CRAMER CAPITAL CORPORATION,
                                its general partner


                            By: /s/JAMES J. CRAMER
                                Name:   James J. Cramer
                                Title:  President



                            CRAMER CAPITAL CORPORATION


                            By: /s/JAMES J. CRAMER
                                 Name:   James J. Cramer
                                 Title:  President

CUSIP NO. 872 391 107                                           PAGE 9 OF 9



                                         EXHIBIT A

                               Transactions in Common Stock
                                      of The Company



CRAMER PARTNERS, L.P.



   TRADE DATE         NO. OF SHARES      Cost (Sales
                                          PRICE) PER            SALE/
                                            SHARE              PURCHASE

     9/19/96              25,000           14.75                 S

     9/30/96               5,000           14.75                 P

    10/15/96              30,000           15.00                 S